EXPLANATION OF RESPONSES
(1)	Each share of Series D Preferred Stock automatically converted into one share of Class B Common Stock upon the closing of the issuer's initial public offering ("IPO").
(2)
Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B Common Stock, (ii) seven years from the effective date of the IPO, (iii) the first date following the IPO on which the number of shares of outstanding Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) held by Tomer Weingarten, including certain entities that Mr. Weingarten controls, is less than 25% of the number of shares of Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) that Mr. Weingarten originally held as of the date of the IPO, (iv) the date fixed by the issuer's board of directors (the "Board"), following the first date following the completion of the IPO when Mr. Weingarten is no longer providing services to the issuer as an officer, employee, consultant or member of the Board, (v) the date fixed by the Board following the date, if applicable, on which Mr. Weingarten is terminated for cause, as defined in the issuer's restated certificate of incorporation, and (vi) the date that is 12 months after the death or disability, as defined in the issuer's restated certificate of incorporation, of Mr. Weingarten.

(3)	Held directly by Insight Venture Partners X, L.P.
(4)	Held directly by Insight Venture Partners (Cayman) X, L.P.
(5)	Held directly by Insight Venture Partners (Delaware) X, L.P.
(6)	Held directly by Insight Venture Partners X (Co-Investors), L.P.
(7)	Each share of Series E Preferred Stock automatically converted into approximately 1.0869 shares of Class B Common Stock upon the closing of the IPO.
(8)	Each share of Series F Preferred Stock automatically converted into one share of Class B Common Stock upon the closing of the IPO.